SMIC and Brite Semiconductor Tape Out Low Leakage 40nm Test Chip Based on a Dual-Core ARM Cortex-A9 Processor

Test Chip Achieves 900MHz Performance

SHANGHAI and CAMBRIDGE, United Kingdom, Feb. 27, 2012 /PRNewswire-Asia/ — Brite Semiconductor (Shanghai) Corporation, a leading IC design and turnkey service provider, Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), and ARM today jointly announced the first tape out of a dual-core ARM® Cortex™-A9 MPCore™ test chip using SMIC’s 40nm low leakage process technology.

The test chip is an implementation of a dual-core Cortex-A9 processor designed using SMIC’s 40nm low leakage process technology. The processor incorporates a 32K I-Cache and 32K D-Cache, 128 TLB entries, NEON™ technology, as well as debug and trace technology from the CoreSight™ Design Kit. In addition to high-speed standard cell libraries, high-speed customized memories and cells were adopted in the test chip to enhance performance. The test chip was signed off at 900MHz (WC), with typical silicon results expected to top 1.0GHz when the results become available in Q2 2012.

“The dual-core chip is designed using SMIC’s 40nm low leakage process, which minimizes the time, risks and costs associated with bringing a high-performance Cortex-A9 processor implementation to market. We are delighted that the development work with ARM and SMIC on processor cores and implementation optimization has resulted in this test chip tape out, which demonstrates the close partnership between the three companies. With the support of ARM and SMIC, Brite brings huge value to customers who need high-performance ARM cores,” said Dr. Charlie Zhi, President & CEO of Brite Semiconductor.

“Working closely with ARM and Brite allows us to deliver an integrated platform that rapidly brings customers’ designs to production. We value the partnership with Brite and ARM, and the work they accomplished to achieve this milestone. It is a strong testimonial of our mutual commitment to provide industry-leading technology for advanced-node designs. The combination of SMIC’s 40nm technology, the ARM Cortex-A9 processor and Brite’s design flow will help meet the increasing demand for high-performance and energy-efficient consumer devices,” said Chris Chi, Chief Business Officer of SMIC.

“ARM continues to work with partners in China to develop an ecosystem that drives innovation and growth,” said Allen Wu, President, ARM China. “This important milestone with Brite and SMIC is a great example of what our partnership can achieve and promises faster time to market for a broad range of high performance and low power devices.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Brite

Brite Semiconductor is a fabless ASIC turnkey service company delivering the most cost-effective, predictable and reliable custom ASIC solutions to electronics product customers worldwide. With SMIC and Open-Silicon as strategic partners, Brite Semiconductor uses proven design flows and methodologies with advanced design capabilities and provides end-to-end custom ASIC solutions, based on a proven business model that provides a seamless, low-cost, low-risk alternative to traditional models for complex ASIC design and development. For more information, please visit www.britesemi.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Brite Semiconductor Contact Information:
Ms. Lynda Chen
Tel: +86-21-50277866 x236
Email: lynda.chen@britesemi.com

SMIC Contact Information:
English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

ARM Contact Information:
Ms. Irene Yu
Cell: +86-18616851059
Email: irene.yu@arm.com

Mr. Dong Chen
Tel: +86-21-62033366
Email: dchen@hoffman.com